UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated May 13, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•   Report on Voting Results
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 13, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

REPORT OF VOTING RESULTS
NATIONAL INSTRUMENT 51-102
FOR
ENBRIDGE INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON WEDNESDAY, MAY 11, 2011
To:     Canadian Securities Administrators in each province
In accordance with Section 11.3 of National Instrument 51-102 “Continuous Disclosure Obligations”, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of Enbridge Inc. (the “Corporation”) held on Wednesday, May 11, 2011. Each of the matters is described in greater detail in the Corporation’s Notice of Meeting and Management Information Circular dated March 2, 2011. The vote on items 1 and 3 to 6 were conducted by way of ballot and on item 2 by way of show of hands. The manner in which the ballots, or proxies received, as applicable, were voted in respect of each matter is set out below.
Matters Voted Upon

Outcome of Vote
1.
The election of each of the 12 nominees listed below as Director of the Corporation to hold office until the next Annual Meeting of Shareholders or until his or her successor is duly elected or appointed:
Carried

	Votes For		Votes Withheld
	#	%	#	%
David A. Arledge	214,434,031	95.24%	10,706,533	4.76%
James J. Blanchard	224,476,826	99.71%	663,738	0.29%
J. Lorne Braithwaite	214,359,617	95.21%	10,780,947	4.79%
Patrick D. Daniel	223,345,375	99.20%	1,795,189	0.80%
J. Herb England	223,439,123	99.24%	1,701,441	0.76%
Charles W. Fischer	214,779,309	95.40%	10,361,255	4.60%
Maureen Kempston Darkes	214,673,711	95.35%	10,466,853	4.65%
David A. Leslie	223,614,686	99.32%	1,525,878	0.68%
George K. Petty	223,574,973	99.30%	1,565,591	0.70%
Charles E. Shultz	213,476,873	94.82%	11,663,691	5.18%
Dan C. Tutcher	224,395,062	99.67%	745,502	0.33%
Catherine L. Williams	213,719,721	94.93%	11,420,843	5.07%

Outcome of Vote
2.
The appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.

Votes For		Votes Withheld
#	%	#	%
227,840,791	99.26%	1,691,156	0.74%

Outcome of Vote
3.	The Amendment of the Articles to allow for a division of common shares on a two-for-one basis.	Carried

Votes For		Votes Against
#	%	#	%
229,296,721	99.86%	332,232	0.14%

Outcome of Vote
4.	Increase in the number of common shares reserved for issuance under the Stock Option Plans.	Carried

Votes For		Votes Against
#	%	#	%
194,406,101	86.35%	30,730,134	13.65%

Outcome of Vote
5.	Amendment, continuation and approval of the Shareholder Rights Plan.	Carried

Votes For		Votes Against
#	%	#	%
219,216,459	97.37%	5,918,778	2.63%

Outcome of Vote
6.	Approach to executive compensation.	Carried

Votes For		Votes Against
#	%	#	%
211,393,294	93.94%	13,646,042	6.06%